KW 3/10/14

14046612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, llc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Wetzel (312) 267-6407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
13 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/14

Deloitte.

OPTIONSXPRESS, INC.

(SEC. I.D. NO. 8-52354)

Statement of Financial Condition as of December 31, 2013, and Independent Auditors' Report and Supplemental Report on Internal Control

OPTIONSXPRESS, INC.

(SEC. I.D. NO. 8-52354)

Statement of Financial Condition as of
December 31, 2013, and Independent Auditors'
Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
optionsXpress, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

OPTIONSXPRESS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013 (In thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	24,298
Cash and other assets segregated and on deposit for regulatory purposes		954,950
Receivables from brokers, dealers, and clearing organizations		34,933
Receivables from brokerage clients — net		208,148
Equipment and office facilities — net		4,265
Goodwill		62,824
Other assets		8,889
Total assets	$	1,298,307
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations	$	8,497
Payables to brokerage clients		1,065,181
Deferred income taxes payable		2,098
Accrued expenses and other liabilities		14,498
Payables to affiliates		30,134
Total liabilities		1,120,408
Stockholder's equity:		
Common stock — 25,000,000 shares authorized $0.01 par value per share; 1,000 shares issued and outstanding	$	-
Additional paid-in capital		141,430
Retained earnings		36,469
Total stockholder's equity		177,899
Total liabilities and stockholder's equity	$	1,298,307

See notes to statement of financial condition.

1. Organization and Nature of Business

optionsXpress, Inc. (the Company) is a wholly-owned subsidiary of optionsXpress Holdings, Inc. (the Parent), which is a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail clients located throughout the United States and certain foreign countries.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation (SIPC), the National Securities Clearing Corporation and the Depository Trust Company (together, the "Depository Trust & Clearing Corporation" or DTCC), and the Options Clearing Corporation (OCC). The Company is also a member of various exchanges, including the Chicago Board Options Exchange, NYSE MKT LLC, International Securities Exchange, NYSE Arca Exchange, and NASDAQ OMX PHLX, Inc. In addition, the Company is registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides clearing and execution services for its clients and the clients of its affiliates, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. As the clearing broker, the Company maintains custody and control over the assets in those client accounts and provides back office functions, including: maintaining client accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling trading revenue and clearing fees; preparing client trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the client; possession or control of client securities, safeguarding client funds and transmitting tax accounting information to the client and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to clients. The Company clears all of its United States (U.S.) futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a clearing futures commission merchant (clearing FCM).

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal and regulatory reserves. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks and commercial paper.

Cash and other assets segregated and on deposit for regulatory purposes

Cash and other assets segregated and on deposit for regulatory purposes include interest-bearing cash deposits from clients' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits, including open trade equity and cash deposits with a clearing FCM, that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing a futures commission merchant.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization. All of the Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers. However, the Company does not net securities lending transactions and therefore, the Company's securities loaned and securities borrowed are presented gross in the statement of financial condition.

Client transactions

Clients' securities transactions, excluding futures activity, are recorded on a settlement-date basis. Futures securities transactions are recorded on a trade-date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for an extended period of time are fully reserved.

Equipment and office facilities

Equipment and office facilities are recorded at cost net of accumulated depreciation and amortization. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment and office facilities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. The Company's annual goodwill impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment may consider macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, or Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's business for which financial information is available and reviewed regularly by management) and compares it to their carrying values. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit, a market approach which compares each reporting unit to comparable companies in their respective industries, and a market capitalization analysis.

In testing for potential impairment of goodwill on April 1, 2013, management performed a qualitative assessment and concluded that goodwill was not impaired.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the

significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities recorded at fair value

The Company uses the market and income approaches to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to be issued" securities. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Financial instruments not recorded at fair value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash and cash equivalents are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and other assets segregated and on deposit for regulatory purposes are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Receivables from/payables to brokers, dealers, and clearing organizations are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

Receivables from/payables to brokerage clients — net are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore, approximate fair value.

(In thousands, except option price amounts or as noted)

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $207,669. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition.

4. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations consisted of the following at December 31, 2013:

Deposits with clearing organizations	$ 25,811
Deposits for securities borrowed	7,197
Other receivables from brokers, dealers, and clearing organizations	1,925
Total receivables from brokers, dealers, and clearing organizations	$ 34,933

5. Equipment and Office Facilities

Equipment and office facilities consisted of the following at December 31, 2013:

Computer software	$ 18,989
Furniture and equipment	17,125
Leasehold improvements	4,113
	40,227
Less accumulated depreciation and amortization	(35,962)
Total equipment and office facilities — net	$ 4,265

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers and clearing organizations at December 31, 2013 consisted of the following:

Deposits for securities loaned	$ 6,420
Payable for securities failed to receive	2,077
Total payables to brokers, dealers, and clearing organizations	$ 8,497

7. Payables to Brokerage Clients

The principal source of funding for the Company's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $930,625 at December 31, 2013.

(In thousands, except option price amounts or as noted)

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2013:

Accrued expenses	$ 9,981
Accrued compensation	3,880
Other	637
Total accrued expenses and other liabilities	$ 14,498

9. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement.

Deferred tax assets:	
Employee compensation, severance, and benefits	$ 1,362
Reserves and allowances	1,654
State and local taxes	365
Total deferred tax assets	3,381
Deferred tax liabilities:	
Depreciation and amortization	(4,673)
Capitalized internal-use software development costs	(522)
Other	(284)
Total deferred tax liabilities	(5,479)
Deferred tax liability — net	$ (2,098)

The federal tax returns for 2010 through 2012 remain open to Federal tax examinations. The years open to examination by state and local governments vary by jurisdiction.

10. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see note "2 – Summary of Significant Accounting Policies". The Company did not transfer any assets or liabilities between Level 1 and Level 2 during 2013. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2013.

(In thousands, except option price amounts or as noted)

Financial Instruments Recorded at Fair Value

The Company's assets recorded at fair value include commercial paper, which is included in cash and cash equivalents and was classified as Level 2 in the amount of $21,121 at December 31, 2013. The Company did not have any assets utilizing Level 1 or Level 3 inputs as of December 31, 2013. The Company did not have any liabilities recorded at fair value as of December 31, 2013.

Financial Instruments Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are also described in note "2 – Summary of Significant Accounting Policies". There were no significant changes in these methodologies or assumptions during the year ended December 31, 2013. The following table presents the fair value hierarchy for financial instruments not recorded at fair value at December 31, 2013:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 3,177	$ -	$ 3,177	$ -	$ 3,177
Cash and other assets segregated and on deposit for regulatory purposes	954,892	-	954,892	-	954,892
Receivables from brokers, dealers, and clearing organizations	34,933	-	34,933	-	34,933
Receivables from brokerage clients — net	208,148	-	208,148	-	208,148
Total	$1,201,150	$ -	$1,201,150	$ -	$1,201,150
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 8,497	$ -	$ 8,497	$ -	$ 8,497
Payables to brokerage clients	1,065,181	-	1,065,181	-	1,065,181
Total	$1,073,678	$ -	$1,073,678	$ -	$1,073,678

11. Commitments, Contingent Liabilities, and Off-Balance Sheet Risk

Commitments — The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through September 2016. The fixed and determinable portions of these obligations are $1,044 for the year ending December 31, 2014, $894 for the year ending December 31, 2015, and $333 for the year ending December 31, 2016.

General Contingencies — The Company extends margin credit and leverage to its clients, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the clients' accounts. The contractual value of margin loans to clients was $207,669 at December 31, 2013. Leverage involves securing a large potential future

(In thousands, except option price amounts or as noted)

obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, clients who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its clients execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. In addition, the Company may be obligated for margin extended to the Company's clients by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its client accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

As a result, the Company is exposed to significant off-balance sheet credit risk in the event client collateral is not sufficient to fully cover losses that clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statement.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

At December 31, 2013, customer margin securities of $310,342 and stock borrowings of approximately $7,041 were available to the Company to utilize as collateral on various borrowings or for other purposes. At December 31, 2013, the Company had utilized a portion of these available securities as collateral for OCC margin requirements of $107,992, customer short sales of $26,868, and securities lending transactions of $5,983. In 2013, to partially satisfy the margin requirement of client option transactions with the OCC, the Company issued an unsecured standby letter of credit agreement (LOC) with one bank in favor of the OCC in the amount of $15,000. There were no funds drawn under this LOC at December 31, 2013.

Legal Contingencies — In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

(In thousands, except option price amounts or as noted)

Regulatory Matters: On April 16, 2012, the Company was charged by the SEC in an administrative proceeding alleging violations of the firm's close-out obligations under Regulation SHO (short sale delivery rules) in connection with certain customer trading activity. Following trial, in a decision issued June 7, 2013, the judge held that the Company violated Regulation SHO and aided and abetted fraudulent trading activity by its customer, and ordered the firm to pay disgorgement and penalties. The Company continues to dispute the allegations and is appealing the decision. The Company has a contingent liability associated with this matter, which was not material at December 31, 2013.

Guarantees — The Company clears its clients' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses that they may sustain for the client accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying financial statement.

12. Retirement Plan

Upon completing three months of consecutive service, employees of the Company may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

13. Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2013, CSC was authorized to grant up to 67 million common shares under its existing stock incentive plans. Additionally, at December 31, 2013, CSC had 42 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2013, there was $189 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2017 with a remaining weighted-average service period of 2.8 years.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options were granted at an

exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2012	57	$ 16.04		
Granted	7	$ 21.71		
Exercised	(16)	$ 16.47		
Forfeited	(1)	$ 13.39		
Expired	(1)	$ 19.96		
Outstanding at December 31, 2013	46	$ 16.74	6.83	$ 427
Vested and expected to vest at December 31, 2013	44	$ 16.76	6.74	$ 406
Vested and exercisable at December 31, 2013	25	$ 17.17	5.33	$ 220

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2013 is presented below:

Weighted-average fair value of options granted per share	$ 6.33
Cash received from options exercised (in millions)	$ 258
Tax benefit realized on options exercised (in millions)	$ -
Aggregate intrinsic value of options exercised (in millions)	$ 82

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2013 and their expected lives were as follows:

Weighted-average expected dividend yield	1.13%
Weighted-average expected volatility	28%
Weighted-average risk-free interest rate	2.5%
Expected life (in years)	4.6 – 7.9

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock units that vested during 2013 was $78 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units	
	Number of Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2012	11	$ 13.34
Granted	4	$ 21.32
Vested	(3)	$ 22.44
Forfeited	(1)	$ 14.17
Outstanding at December 31, 2013	11	$ 16.11

14. Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (The Uniform Net Capital Rule). The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $250, which is based on the type of business conducted by the Company. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company is also subject to the CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($1,000), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17. At December 31, 2013, 8% of the total risk margin requirements for all positions carried in client and non-client accounts was $5,720, which exceeded the minimum dollar requirement for the Company of $1,000.

At December 31, 2013, the Company's net capital was $101,693 (36% of aggregate debit balances), which was $95,973 in excess of its minimum required net capital and $87,613 in excess of 5% of aggregate debit balances.

(In thousands, except option price amounts or as noted)

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In addition, additional amounts are segregated in accordance with the regulations of the CFTC governing futures commission merchants. In accordance with Rule 15c3-3, the Company had $828,310 of its cash segregated for the exclusive benefit of clients at December 31, 2013. In addition, the Company had $1,105 segregated relating to its proprietary accounts of introducing broker dealers, $111,647 segregated relating to client's domestic commodity futures positions, and $1,973 segregated relating to clients' foreign commodity futures positions pursuant to CFTC Regulation 30.7 as of December 31, 2013. On January 3, 2014, the Company deposited a net amount of $6,049 to its segregated reserve bank accounts.

The Company intends to pay dividends during 2014 to its Parent subject to regulatory requirements and approvals.

15. Related-Party Transactions

The Company provides securities and futures clearing services on a fully disclosed basis to its affiliate broker-dealers, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd.

The Company pays rent for office facilities that are leased by the Parent.

In 2013, the Company began borrowing securities from Charles Schwab & Co., Inc., a subsidiary of CSC. At December 31, 2013, securities borrowed from Charles Schwab & Co., Inc. totaled $784 and are included in receivables from brokers, dealers, and clearing organizations.

At December 31, 2013, the Company had a payable of $5,101 due to the Parent for various advances that the Parent made to the Company.

Beginning in 2012, the Company began enabling clients to sweep excess cash held in brokerage accounts into deposit accounts at Charles Schwab Bank, a subsidiary of CSC. At December 31, 2013, these sweep deposit balances totaled $1,330,335.

The Company has an unsecured credit facility with CSC of $200,000, which is scheduled to expire in December 2014. The amount outstanding under this facility at December 31, 2013, was $25,000. Borrowings under this facility do not qualify as regulatory capital for the Company and are included in payables to affiliates.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013, through the date the statement of financial condition was issued. Based on this evaluation, other than as recorded or disclosed within this statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

February 25, 2014

optionsXpress, Inc.

In planning and performing our audit of the financial statements of optionsXpress, Inc. (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and

Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives, other than as discussed above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited